UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549-3628


     DIVISION OF
CORPORATION FINANCE


                                                             February 4, 2019

  Via E-Mail
  David Makarechian, Esq.
  O'Melveny & Myers LLP
  2765 Sand Hill Road
  Menlo Park, CA 94025

          Re:     Truett-Hurst, Inc.
                  Schedule 13E-3 and Schedule TO-I
                  Filed on January 14, 2019
                  File No. 005-87507

  Dear Mr. Makarechian:

          We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing person's disclosure.

         Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing person's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

  Schedule TO/13E-3

  1. Financial information appears to have been incorporated by reference into the Schedule
          TO/13E-3 in order to satisfy the disclosure obligations under Item 10 of Schedule TO and
          Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the Company is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3. Refer to Division interpretation
          I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone
          Interpretations" available on the Commission's website at http://www.sec.gov. This interpretation provides guidance on complying with a near-identical instruction within
          Item 10 of Schedule TO.
 David Makarechian, Esq.
O'Melveny & Myers LLP
February 4, 2019
Page 2

Offer to Purchase

2. We note disclosure throughout the Offer to Purchase indicating that the Special
       Committee, and not the Board, believes that the Rule 13e-3 transaction if fair to unaffiliated holders. In light of the requirement in Item 8 of Schedule 13E-3 and 1014(a)
       of Regulation M-A that the Company provide a fairness determination as to unaffiliated security holders, please provide support for the conclusion that the Special Committee has the authority to act on behalf of the Company in this regard. In responding to this comment please:

           a. supplementally provide us with the resolutions or authorization provided to the
              Special Committee by the Board granting the Special Committee the authority to make the disclosures and filings required by Schedule 13E-3 on behalf of the
              Board with respect to the current going private transaction;

           b. disclose, if correct, that the Special Committee was authorized to make the disclosures and filings required by Schedule 13E-3 on behalf of the Company;
              and

           c. provide us with an opinion of Delaware counsel that addresses under applicable
              Delaware state law, the legal authority of the Special Committee to make the Rule
              13e-3 disclosures and filings, including the fairness determination described in
              Item 1014(a) of Regulation M-A, on behalf of the Company.

       Alternatively, please revise the Offer to Purchase to provide the disclosure required by
       Item 8 of Schedule 13E-3.

3. If the Company revises the Offer to Purchase to disclose the Board's determination as to fairness, the disclosure should also include a discussion of the material factors relied upon by the Board to reach such a conclusion. To the extent applicable, the Board may expressly adopt the analysis and conclusions of the Special Committee. Please refer to
       Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No.
       20 of Exchange Act Release No. 34-17719 (April 13, 1981).

Fairness of the Offer, page 20

4. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See
       Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).
       Refer to the preceding comment. If the Board expressly adopts the analyses and discussion of the Special Committee as its own, the disclosure should be supplemented to address the factors described in clauses (ii) through (v) of Instruction 2 to Item 1014. If the Special Committee or the Board did not consider any of these factors, state that and explain why it was not deemed material or relevant.
 David Makarechian, Esq.
O'Melveny & Myers LLP
February 4, 2019
Page 3


Fairness Opinion of the Financial Advisor, page 22

5. It appears that the financial advisor used the projections provided by management and referenced in the third bullet point on page 23 in formulating its fairness opinion. Please disclose these projections. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(6) of
       Regulation M-A.

6. With a view towards disclosure, please advise what consideration the Company gave to disclosing in the Offer to Purchase the price per share range suggested by the Analysis of
       Selected Publicly Traded Companies, the Analysis of Selected Precedent Transactions
       and the Premiums Paid Analysis. We note similar disclosure was provided with respect
       to the DCF calculation ($0.44   $0.49).

7. Disclosure on page 25 indicates that "the prospective financial statements were based on numerous assumptions made by the Company's management..." Disclosure on page 26 indicates that "[i]n performing its analyses, MHT made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company." Please disclose these assumptions.

                                     *      *        *      *

       We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
20549-3628.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers &
Acquisitions